EXHIBIT 11
PROFESSIONAL VETERINARY PRODUCTS, LTD.
Statement re Computation of Per Share Earnings
(in thousands, except per share data)
The following table sets forth the computation of basic earnings per share:

	July 31,	July 31,	July 31,	July 31,	July 31,
	2001	2002	2003	2004	2005
	(Restated)	(Restated)	(Restated)	(Restated)

Numerator:
Net income	$387	$1,109	$3,214	$2,978	$2,536

Denominator:
Weighted average common shares outstanding	1,447	1,546	1,733	1,197	1,254

Earnings per common share	$267.58	$717.14	$1,854.47	$2,487.77	$2,022.61